January 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, DC  20549
Attn: Lauren Hamill

Re:	Edible Garden AG Incorporated
Amendment No. 1 to Registration Statement on Form S-1
Filed December 21, 2021
File No. 333-260655

Dear Ms. Hamill:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated January 5, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system an amendment to the Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 1 to Registration Statement on Form S-1 filed December 21, 2021

Risk Factors

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the

exclusive forum... page 16

1.	Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17 of the Registration Statement in response.

Capitalization, page 22

2.	Tell us how you have considered including the proceeds from the issuance of the Evergreen Notes as part of your pro forma cash balance. Revise if necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Registration Statement in response.

January 19, 2022

Production and Properties, page 43

3.

We note your response to prior comment 1, and that your disclosure still includes the following statement on page 43: "The contract grower determines the quantity sown based on the minimum purchase orders received and the contract grower bears the inventory risk, risk of loss and other cost if it over-sows the specific crop." Please expand your disclosure to provide additional detail regarding your relationship with your contract growers as follows:

•

Please discuss each party's obligations with respect to your informal agreements with your contract growers, including the nature of any "minimum purchase orders" required by the contract growers or financial obligations beyond flat payments for products grown for you. Please disclose whether or not the contract growers are obligated to accept any orders, or any certain minimum order, that the Company may submit. If not, in your risk factors, disclose any potential material adverse impact to the Company if you cannot find another producer of sufficient product to meet your own customers' demand.

•

Discuss any term and termination provisions related to your agreements with contract growers, such as whether orders placed with contract growers are terminable by the Company and under what conditions. In this regard, we note you disclose in your risk factor on page 8 that your relationships with your customers are based on purchase orders rather than long-term purchase commitments and that customers can cancel purchase orders or defer shipments of your products under certain circumstances with little or no advance notice to you.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 44–45 of the Registration Statement in response.

4.	We note your response to prior comment 5, and we have the following additional comments.

•

With respect to your response to the second bullet of the prior comment, please further revise your disclosure on page 43 to include the information contained in your response letter concerning how you define "long-term relationships with contract growers."

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Registration Statement in response.

•

With respect to your response to the third bullet of the prior comment, please further revise your disclosure on pages 8 and 43 to expressly state, as you have in your response letter, that the Company is not a beneficiary of the lease agreement between the predecessor company and the landlord, Whitetown Realty, LLC. Further revise your risk factors to discuss any attendant material risks resulting from your informal arrangement in addition to the potential loss of physical access to the property. Additionally, please revise your disclosure on page 43 to explain the basis for the Company's expectation that the lease to the land on which the flagship facility is built will be assigned to the Company "once the Landlord obtains the permits necessary to complete construction of the packhouse." If material, disclose the reasons for the anticipated timing of a lease assignment, and any known conditions upon which the landlord's consent to such assignment will be based.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 45 of the Registration Statement in response. The Company does not know what conditions the landlord may impose on the assignment of the lease or the anticipated timing of the expected assignment.

•

With respect to your response to the last bullet of the prior comment, please confirm whether the New Jersey packhouse "is under construction" as you state on page 43. In this regard, we note your revisions to disclosure on the same page indicating that you have not yet incurred expenses on construction of the packhouse, and that your completion timeline appears to be dependent on the completion of this offering and the receipt of applicable county government permits. Revise to reflect the current status of construction, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the New Jersey packhouse is under construction. The Company has revised the disclosure on page 45 of the Registration Statement to more fully describe the current status of construction of the packhouse.

January 19, 2022

5.

We note your statement on page 43 that you rely on long-term relationships with contract growers to grow your herbs and produce. We also note your disclosure on the same page that you do not have formal long-term contracts with your growers.

•

As it appears from your revisions to pages 9 and 43 of Amendment No. 1 that you lost 3 acres of growing capacity and a relationship with a former contract grower in Cleveland, OH, please revise your disclosure to explain the reason for such loss, if material. Additionally, please revise your risk factors to disclose any anticipated material adverse impact to the Company or its operating results, or explain in your response why no such additional disclosure is required.

•

Based on your table on page 43, we also note that your current operating locations include a contracted greenhouse location in Half Moon Bay, California that appears to be responsible for 55 acres, or approximately 70%, of your current growing capacity. Please revise your risk factors to disclose the potential material risk to the company if you were to lose your relationship with this contract grower, or explain in your response why no such additional disclosure is required.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 44 of the Registration Statement in response. The Company has adjusted its disclosure of the growing capacity on page 44 to better reflect its business practices. Namely, while the Company has access to the growing capacity listed in on page 44, the Company does not use all of the growing capacity at any one time. For example, when its products are grown in Half Moon Bay, California, those products typically constitute less than 5% of the growing capacity of that location. The Company works with the contract growers to have products grown in locations that are near its customers, and because of changes in customer demand or the ability of the contract grower to meet the terms of its purchase orders, the locations where the Company’s products are grown change over time. The Company believes it has sufficient potential growing capacity with contract growers and at its flagship greenhouse to supply products to its existing customers. Accordingly, the loss of the potential growing capacity in Cleveland, Ohio, is not a material change for the Company because it has been able to shift the purchase orders that could have been fulfilled with that contract grower to another contract grower or the Belvidere, New Jersey greenhouse. The Company has added disclosure to the risk factors on page 9 to disclose the potential material risks of losing its relationships with its contract growers. The Company does not believe that the risk of losing the Half Moon Bay, California, relationship is more significant than its other relationships because the Company typically does not use more acreage at that location than its other contract growers’ locations.

Legal Proceedings, page 48

6.

We note your disclosure regarding a recent action filed against the Company by Green City Growers Cooperative in Ohio for "an alleged breach of a supplier agreement." Please revise this disclosure to provide additional description of the factual basis alleged to underlie the proceedings. Refer to Item 103(a) of Regulation S-K. In making your revisions, please also address the following:

•	Explain the nature of the supply relationship between the plaintiff and the Company, including a description of the products or services plaintiff supplied or supplies.

•

Provide additional detail regarding the "supplier agreement" that is alleged to have been breached, and explain whether a written supply agreement exists between the Company and the plaintiff. Please file such written supplier agreement, if any, as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or provide us with an analysis explaining why you believe such agreement need not be filed.

•

Additionally, please revise your risk factor disclosure to identify, via cross-reference to this section or otherwise, the existence of the pending litigation and discuss any material risks to the Company that may arise as a result.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 50 of the Registration Statement in response. The Company has also filed the Assumption and Indemnification Agreement between the Company and Green City Growers Cooperative and the Supplier Agreement between the Company and Green City Growers Cooperative as Exhibits 10.24 and 10.25, respectively, to the Registration Statement.

January 19, 2022

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

/s/ Alexander R. McClean Alexander R. McClean DIRECT DIAL: 585.231.1248 EMAIL: AMCCLEAN@HSELAW.COM